MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608-274-0300

February 1, 2013

VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Madison Funds (f/k/a MEMBERS Mutual Funds) (“Registrant”)
Form N-14 Registration Statement, File No. 333-185872

To Whom It May Concern:

On behalf of the Registrant, we are transmitting for filing Pre-Effective Amendment No. 1 (“Amendment”) to the Registrant’s Registration on Form N-14 relating to the proposed reorganization of each Madison Mosaic fund with and into corresponding series of the Registrant. The Amendment is being filed to respond to staff comments on the initial filing of the Registration Statement.

Pursuant to Rule 461 under the 1933 Act, the Registrant and MFD Distributor, LLC (f/k/a Mosaic Funds Distributor, LLC), the Registrant’s principal distributor, hereby request that the Amendment be accelerated and declared effective on February 4, 2013, or as soon thereafter as is reasonably practicable.  In connection with the submission of this request for accelerated effectiveness, we hereby acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from this full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (608) 216-9147 with any questions or comments regarding the Amendment.

Sincerely,

(signature)

Pamela M. Krill
General Counsel and Chief Legal Officer

AFFIRMED:
MFD Distributor, LLC

(signature)

W. Richard Mason
Corporate Counsel and Chief Compliance Officer